FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 20, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            20 February 2007, Holding(s) in Company

Exhibit 99



20 FEBRUARY 2007

Legal & General Group Plc has provided the following information in respect of the Disclosure and Transitional Rules Provisions which apply to Rule 5.8.3R



                                  UNILEVER PLC


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.  Name of Issuer

Unilever PLC


2.  Reason for notification

"Starting point" declaration under the DTR Source Book


3.  Full name of person(s) subject to the notification obligation

Legal & General Group Plc (L&G)


4.  Full name of the shareholder(s) (if different from 3 above)

-


5.  Date of the Transaction

-


6.  Date on which issuer notified

19 February 2007


7.  Threshold(s) that is /are crossed or reached

Above 3%


8.  Notified Details

(A) Voting Rights Attached to shares Number of Voting Rights (Direct) - 45,027,609 % of Voting Rights (Direct) - 3.46%

(B) Financial Instruments - Not applicable

Total (A)+(B) Total number of Voting Rights - 45,027,609 Total % of Voting Rights - 3.46%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (45,027,609 - 3.46% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC)

Legal & General Assurance Society Limited  (LGAS & LGPL)

Legal & General Pensions Limited (Direct)  (LGPL)



Proxy Voting


10. Name of Proxy holder

-


11. Number of voting rights proxy holder will cease to hold

-


12. Date on which proxy holder will cease to hold voting rights

-

13. Any additional information

This is the first disclosure made on behalf of L&G since the implementation of the Disclosure and Transparency rules in the UK.

The previous notification made by L&G in respect of its holding in Unilever PLC was on 05 July 2005, at which point, the disclosable interest was 116,106,618 shares representing 3.98% of the issued share capital, where the ordinary shares were 1.4 pence each.


14. Name of contact and telephone number for queries

STUART WEEKS (020 7822 5190)

15. Name and signature of authorised company official responsible for making this notification

ALISON DILLON, DEPUTY SECRETARY

Date of notification

20 February 2007



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